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Exhibit 12

Hawaiian Holdings, Inc
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$(2,071)	$53,209	$97,196	$81,989	$(1,082)
Additions:
Total fixed charges (see below)	65,238	63,574	66,147	68,034	71,536
Subtractions:
Interest capitalized	1,309	—	—	2,665	7,771

Earnings as adjusted	$61,858	$116,783	$163,343	$147,358	$62,683

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$24,035	$19,289	$19,378	$15,703	$20,991
Amortization of debt expense and accretion of convertible debt	1,475	1,367	1,275	1,132	3,530
Portion of rental expense representative of the interest factor(1)	39,728	42,918	45,494	51,199	47,015

Total fixed charges	$65,238	$63,574	$66,147	$68,034	$71,536

Ratio of earnings to fixed charges	—	1.84	2.47	2.17	—

Coverage deficiency	$3,380	$—	$—	$—	$8,853

(1)
Represents a percentage of total rent expense. We used 35% for the years 2007 through 2010 and 30% for 2011, which we believe is a reasonable estimate of the interest component of rent expense.

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  Exhibit 12